Exhibit 16



KPMG LLP	Telephone	412 391 9710
Suite 2500	Fax	412 391 8963
One Mellon Center	Internet	www.us.kpmg.com
Pittsburgh, PA 15219-2598		

May 31, 2007

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Petroleum Development Corporation and under the date of May 22, 2007, we reported on the consolidated financial statements of Petroleum Development Corporation as of and for the years ended December 31, 2006 and 2005, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006. On May 24, 2007 we were dismissed. We have read Petroleum Development Corporation's statements included under Item 4.01(a) of its Form 8-K dated May 24, 2007 and we agree with such statements, except that we are not in a position to agree or disagree with Petroleum Development Corporation's statement that the change was recommended by its audit committee and ratified by its board of directors.

Very truly yours,

KPMG LLP

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.